Exhibit 21.1

SUBSIDIARIES OF SKYWATER TECHNOLOGY, INC.

Subsidiary	Jurisdiction of Incorporation
SkyWater Technology Foundry, Inc.	Delaware
SkyWater Federal, LLC	Wyoming
SkyWater Florida, Inc.	Delaware